18006031

OMB APPROVAL
OMB Number: 3235-0123
Expires: August 31, 2020
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66057

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2017 AND ENDING December 31, 2017

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rockland Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

87 Beechwood Road
(No. and Street)

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Conroy **(908) 277-0446**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leigh J Kremer CPA
(Name- if individual, state last, first, middle name)

27 Beach Road, Suite C0-5B	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

DM

OATH OR AFFIRMATION

I, Richard Conroy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rockland Securities, LLC, as of December 31, 2017, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Notary Public

Signature

Title

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [X] (i) Information relating to the Possession or Control Requirements Under Rule 15c3-3 (Exemption Report)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for determination of the Reserve Requirements Under Exhibit A of rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

Rockland Securities, LLC
Audited Financial Statements
December 31, 2017

Table of Contents

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Rockland Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Rockland Securities, LLC, as of December 31, 2017, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Rockland Securities, LLC, as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Rockland Securities, LLC's management. Our responsibility is to express an opinion on Rockland Securities, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Rockland Securities, LLC, in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) has been subjected to audit procedures performed in conjunction with the audit of Rockland Securities, LLC's financial statements. The supplemental information is the responsibility of Rockland Securities, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption report) is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Rockland Securities, LLC's auditor since 2016.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 18, 2018

Rockland Securities, LLC
Statement of Financial Condition
As of December 31, 2017

ASSETS

Current assets:	
Cash & cash equivalents	$16,488
FINRA Daily Account	100
Total Current Assets	$16,588
Total Assets	$16,588

LIABILITIES AND EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$3,472
Total Current Liabilities	$3,472
Members' Equity	$13,116
Total Liabilities and Equity	$16,588

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Operations
For the Year Ended December 31, 2017

Retainer Income and Transactions Fees	$14,071
General and Administrative Expenses	
Fees and Registration Costs	$3,302
Bank Service Charges	134
Professional Fees	5,000
Consultant's Fees	1,000
SIPC Fees	58
Office and Travel Expenses	5,008
Total G&A Expenses	$14,502
Loss from Operations	($431)
Provision for Income Taxes	0
Net Loss	($431)

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Operating activities:	
Net loss	($431)
Changes in other operating assets and liabilities:	
Prepaid expense	(50)
Accounts Payable & Accrued Expenses	(62)
Net cash provided by operations	($543)
Net Decrease in Cash During the Fiscal Year	($543)
Cash at December 31,2016	$17,031
Cash at December 31, 2017	$16,488
Supplemental Disclosures of Cash Flow Information:	
Interest Paid During the Fiscal Year	$0
Income Taxes Paid During the Fiscal Year	$0

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Member Equity
Balance at December 31, 2016	$13,547
Members' withdrawals	0
Net loss for the fiscal year	($431)
Balance at December 31, 2017	$13,116

Please see the notes to the financial statements.

Rockland Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2017

1. Organization

Rockland Securities, LLC (the Company) is a privately held limited liability company formed in Delaware for the purpose of conducting business as a securities broker dealer (BD). As a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company also provides investment banking services to various clients in the United States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include.
Actual results may differ from these estimates.

Retainer revenues & transaction fees - Retainer revenues and transaction fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash - For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, prepaid expense, and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2017 because of their short-term nature.

4. Related Party Transaction

The managing member provides office space to the Company at no cost.

5. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2017 through the date of this report and found no material subsequent events reportable during this period.

Schedule I & II
Computation of Net Capital Under Rule15c3-1 of the Securities and Exchange Commission, and Schedule II - Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

As a Broker Dealer, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Members' Equity	$13,116
DEBITS:	
Non-allowable Assets:	
FINRA Daily Account	100
Total Non-Allowable Assets	$100
NET CAPITAL	$13,016
ADJUSTED NET CAPITAL	$13,016
Minimum requirements of 6-213% of aggregate indebtedness or $5,000, whichever is greater.	$5,000
EXCESS NET CAPITAL	$8,016
Aggregate Indebtedness Accounts payable & accrued expenses	$3,472
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	27%
Excess net capital previously reported	$8,017
rounding	(1)
Excess net capital per this report	$8,016

ROCKLAND SECURITIES, L.L.C.
Member FINRA / SIPC

December 31, 2017

Rule 15c3-3 Exemption Report

Rockland Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief the Company states the following:

The Company is involved in investment banking activities only and does not handle client funds. Since there is no specific exemption that applies, the company has elected to claim an exemption under provision 17. C.F.R. section 240.15c3-3(k)(2)(i), since this provision best fits the circumstances.

The Company claimed an exemption under provision 17 C.F.R. section 240.15c3-3 (k)(2)(i) as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with its activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

The Company met the identified provision throughout the most recent fiscal year without exceptions.

Thank you,

Sincerely,

R Conroy

Richard Conroy
Managing Member

Leigh J. Kremer, CPA
Certified Public Accountant
Member NJCPA, AICPA, PCAOB

Phone (732) 222-4422
Fax (732) 222-4322
LKremerCPA.com

27 Beach Road, Suite C0-5B
Monmouth Beach, NJ 07750
LeighKremer@verizon.net

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Rockland Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Rockland Securities, LLC, identified the following provisions of 17 C.F.R. §15c3-3(k) under which Rockland Securities, LLC, claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Rockland Securities, LLC, stated that Rockland Securities, LLC, met the identified exemption provisions throughout the most recent fiscal year without exception. Rockland Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Rockland Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Leigh J Kremer, CPA
Monmouth Beach, NJ
February 18, 2018